Exhibit 99.3

BOS’ Position Statement on Pure Capital’s Demand for Removal of BOS’ Board of Directors

Dear Shareholders,

On February 6, 2019, L.I.A. Pure Capital, controlled by Kfir Silberman, requested BOS to convene a special meeting of shareholders to address their proposed removal of the Company’s current directors as well as the election of Pure Capital’s director nominees in their stead. We are surprised by this demand, and believe it is unwarranted, given the conclusive achievements of BOS management and its board of directors, as described below.

We have always been aligned with our shareholders and we will continue to be. We are required to distribute the enclosed proxy and we strongly recommend that you VOTE AGAINST RESOLUTION NUMBER 1, removal of current board of directors. In making your decision we ask you to consider the following achievements of the current board of directors and its plan going forward, which have enhanced shareholder value (described in detail on page 4):

●	Executed a successful turnaround to BOS

○	Reduced net debt from $14 million in 2009 to $600,000 in 2018

○	Improved the net income to $1 million in 2018 compared to a net loss of $9 million in 2009

○	Achieved net income CAGR of 49% in the past 3 years

○	Revenues CAGR of 8.5% in the past 3 years

●	Established a clear roadmap for growth through acquisition

Furthermore, we strongly recommend a VOTE AGAINST RESOLUTION NUMBER 2, appointment of Pure Capital’s nominees, because:

(a)	We believe that there is no reason to replace BOS’ current board of directors ;

(b)	Two of Pure Capital’s leading candidates have a negative track record of eroded value in companies they have been involved with (described in detail on page 2);

(c)	One of the Pure Capital’s candidates was questioned by the police on May 2018 and was then released by the court under restrictive conditions (described in detail on page 2);

(d)	Pure Capital has a track record of eroded value in companies they have merged with (see pages 2-3 below).

(e)	Pure Capital has not presented any specific vision for the future business of BOS. BOS’ Board of Directors has a clear growth strategy in place.

Thank you for your consistent support as we executed a difficult turnaround and returned BOS to growth. We hope you continue to support our existing board at the coming shareholders’ meeting.

We recommend:

A VOTE AGAINST RESOLUTION NUMBER 1 removal of current board of directors

A VOTE AGAINST RESOLUTION NUMBER 2 appointment of Pure Capital’s nominees.

By Order of the Board of Directors,

Yosi Lahad, Chairman of the Board of Directors

Investors relation	International John Nesbett | Institutional Marketing Services (203) 972-9200 | jnesbett@institutionalms.com	Israel Iris Lubitch | Smart Team 0542528007 | iris@smartteam.co.il

The information presented in this letter in respect of Pure Capital and its proposed directors is based on public filings with the Securities and Exchange Commission and the Tel Aviv Stock Exchange.

Two of Pure Capital’s leading candidates have a negative track record of eroded value in companies they have been involved with.

Itschak Shrem

In December 2017, Itschak Shrem was the Chairman of Apollo Power Ltd. (“Apollo”, a public company traded on TASE), when it announced a Crypto breakthrough. One month later, a request for a class action was submitted to an Israeli court, alleging that Apollo had made a misleading announcement. In February 2019, the Israel Securities Authority concluded its own investigation and issued Apollo a warning letter.

On another matter, on May 16, 2018, Apollo reported that based on news publications, its Chairman, Mr. Shrem was questioned by the police on matters that do not relate to Apollo, and was then released by the court under restrictive conditions. No additional information was provided by Apollo on this matter.

In June 2018, Mr. Shrem resigned from his position as Chairman at Apollo. Under his Chairmanship, during 2017 and the first half of 2018, Apollo generated a loss of approximately $6 million. Additionally, Apollo’s financial reports for the first half of 2018 include an auditor’s note regarding a going concern.

Eli Yoresh

Since 2010, Mr. Yoresh has served as a CFO & Director of Foresight Autonomous Holdings Ltd. (NASDAQ: FRSX, “Foresight”)). According to Foresight’s financial reports for the period 2016 through the first nine months of 2018, the company cumulated net losses of $23 million. During the period 2016 through the first nine months of 2018, Foresight raised $53 million. In June 2017, Foresight’s stock started trading on NASDAQ in addition to TASE. The stock began trading at $11.50 and its closing price on 2/28/19 was $1.75 (a reduction of 85%).

Case Studies of Pure Capital, Kfir Silberman and Itschak Shrem

Apollo Power Ltd. (TASE)

In June 2017, Or City, a shell company traded on TASE and controlled by Kfir Silberman and Itschak Shrem, conducted a reverse merger with a high-tech company and changed its name to Apollo Power. The merger agreement included a commission fee agreement for Silberman for any capital rising during a 4 year period, Mr. Shrem was appointed as a Chairman.

In December 2017, when Itschak Shrem was the Chairman of Apollo Power Ltd., it announced a Crypto breakthrough. A month later, a request for class action suit was submitted to the Israeli court against Apollo’s alleging a misleading announcement. In February 2019, the Israeli Security Authority concluded its own investigation and issued a warning letter.

During 2017 through the first half of 2018, Apollo Power cumulated a loss of approximately $6 million. The financial report for the first half of 2018 for Apollo includes an auditor’s note regarding a going concern.

Foresight Autonomous Holdings Ltd. (NASDAQ: FRSX)

In October 2015, Asia Development, a shell company traded on TASE and controlled by Pure Capital (which is controlled by Kfir Silberman), conducted a reverse merger agreement with a high-tech company and changed its name to Foresight Autonomous Holdings Ltd. The merger agreement referenced the compensation to Pure Capital , which comprised a one-time commission in relation to the completion of the merger, a monthly consulting agreement and commission for future fund raising.

Foresight generated net losses totaling $23 million from 2016 through the first nine months of 2018.

From 2016 through the first nine months of 2018, Foresight raised $53 million. In June 2017 Foresight stock started to trade on NASDAQ in addition to TASE. Under the leadership of Kfir Silberman and Eli Yoresh the stock began trading at $11.50 and its closing price on 2/28/19 was $1.75, a reduction of 85%.

Nano Dimension Ltd. (NASDAQ: NNDM)

In 2014, ZBI, a shell company traded on TASE and controlled by Kfir Silberman and Itschak Shrem, conducted a reverse merger agreement with a high-tech company and changed its name to Nano Dimension. Itschak Shrem was a Co-Chairman and Eli Yoresh was a director in Nano Dimension.

From 2014 through the first nine months of 2018, Nano accumulated losses totaling $49 million. During that period, Nano raised equity in the amount of $57 million.	In March 2016, Nano began trading on NASDAQ in addition to TASE. The stock began trading at $7.19 and its closing price on 2/28/19 was $0.86, a decrease of 88%.

Insuline Medical Ltd. (TASE)

In July 2017, Kfir Silberman bought 10% of the Insuline Medical Ltd. and sent a letter demanding the replacement of the current board of directors and nominating his candidates. In September 2017, the special shareholders’ meeting rejected all of Kfir Silberman’s candidates.

BOS’ Current Board Has Overseen a Turnaround and is Implementing a Strategy for Future Growth

In 2009, BOS was in a risky financial position with $14 million in net debt and net losses of $9 million. BOS’ management and board of directors successfully executed a three-step turnaround plan.

Step 1 – Strengthen BOS Financials – Net debt levels were significantly reduced from $14 million in year 2009 to $600,000 in 2018. From a net loss of $9 million in 2009 BOS achieved a net income of $1 million in 2018.

Significant Debt Reduction (M$)	Driving Improved Profitability (M$)

Step 2 – Drive Growth – Through 2015, the majority of BOS cash flow was used for debt reduction. Commencing in 2016, BOS free cash flows have been invested in growth initiatives. During the years 2016-2018, average annual revenues grew by 8.5% and average annual net income grew by 49%.

Step 3 - Focus on growth through acquisitions - We target profitable Israeli companies with capabilities that will complement and expand our current portfolio of solutions and enable BOS to continue to increase its revenues internationally.

We have a robust acquisition pipeline for both divisions and we believe we will consummate an acquisition during the first half of 2019.

BOS’ Current Board of Directors

Directors’ Snapshot

Number of Board Members	Majority Independent Directors	Average Directors’ Tenure	Average Directors’ Age
7 (including 2 executive directors)	4 out of the 5 non-executive directors	2.8 years	55 years

Each of BOS’ board members has expertise in different aspects of the business. Their combined composition creates comprehensive business experience that includes strategic planning, business opportunity analysis, financing of investments and strategic execution.

Mr. Yosi Lahad was appointed as Chairman of the Board of Directors in 2015. Mr. Lahad brings to BOS a valuable experience in strategic and business development in a variety of industries and mainly in automation and robotic systems. He has served as CEO or Chairman for several technology companies from early stage to growth and overseen several M&A transactions in the United States, Israel and China. He is an active Board Chairman/member of JPI Group China, a consulting company for the Chinese market, AtlasSense, a provider of innovative analytics of health information, and of NextWave Robotics. Previously, Mr. Lahad served as the Managing Director of Tadiran’s operations in China and as a Division VP at ELBIT Systems. He is a faculty member/Adjunct Professor lecturing on emerging companies and innovation in a joint program with Wharton school of business at University of Pennsylvania and Tel-Aviv University. Mr. Lahad holds a BSc. in engineering from the Technion, an MSc. in engineering from the University of Texas (UTA) and an MBA from Tel Aviv University.

Mr. Ziv Dekel joined our Board of Directors in June 2015. He contributes to BOS a valuable experience in strategic business planning and assisted BOS through the process of preparing its current strategic plan. Mr. Dekel has over 25 years of management and strategic consulting experience for a wide range of business entities in diverse industries. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. He holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Ralph Sassun joined our Board of Directors in January 2019. Mr. Sassun brings to BOS extensive experience in international finance. He served as the Head of Treasury Division for Zim Integrated Shipping Services Ltd (TASE: ILCO) from 2010 through 2014 and as Director of Treasury and Economics for Ceragon Networks Ltd (NASDAQ&TASE: CRNT) during 2002-2009. Currently, Mr. Sassun serves as the CFO & COO of Inovytec Medical Solutions Ltd. He holds a BA and MA in Economics and Statistics from Hebrew University of Jerusalem as well as MBA from Tel-Aviv University.

Ms. Odelia Levanon joined our Board of Directors in November 2015. She has more than 15 years’ experience as Chief Information Officer for leading retailers in Israel, some of which have been BOS’ customer and she contributes to BOS a valuable customer perspective. Ms. Levanon served for 12 years as Chief Information Officer of Mega retail (was one of the biggest food retail chain in Israel) and for 3 years as Chief Information Officer of Irani Group (one of the leading fashion retail chain in Israel). Since November 2017, Ms. Levanon has been the CEO of the IUCC - Inter-University Computation Center. Ms. Levanon is a lecturer on information systems management at the Israel Academic College in Ramat Gan. Ms. Levanon holds a B.Sc. in Mathematics and Computer Sciences and an M.Sc. in Computer Sciences, both from Tel Aviv University.

Ms. Revital Cohen joined our Board of Directors in December 2017. Since 2011, Ms. Cohen has served as a consultant to enterprises that enhance the efficiency of inventory management mainly through implementation of enhanced and innovative technology. Ms. Cohen offers a deep understanding of the logistics industry and valuable perspective as a logistic consultant. Prior to 2011, Ms. Cohen was a senior consultant with Step Economic Consulting Ltd. Ms. Cohen holds a BA in Sociology and Education, and an MA in Organizational Studies from the Hebrew University in Jerusalem. Ms. Cohen is a sister-in-law of Mr. Eyal Cohen, the Company’s Co-CEO and CFO.

Mr. Yuval Viner is the Company’s Co-CEO, leading the Company’s RFID and Mobile division and has been a member of the Board of Directors since 2015. Mr. Viner has more than 25 years of experience in integration of inventory tracking systems. He joined BOS’ in 2008 as part of the Company’s acquisition of the assets of Dimex Systems. He has been with Dimex Systems since 1993. Mr. Viner is a graduate of the Practical Engineering Academy of Tel Aviv. Due to Mr. Viner’s executive position as BOS’ Co-CEO, he does not receive a director’s fee.

Mr. Avidan Zelicovsky is the President of the Company, leading the Company’s Supply Chain division and has been a member of the Board of Directors since 2015. Mr. Zelicovsky has more than 20 years of experience in supply chain management, with a focus on electronic components for the aerospace, defense and high technology industry. He joined BOS as part of the Company’s acquisition of Odem in November 2004. Mr. Zelicovsky has been with Odem since 1996. He holds a BA in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University. Due to Mr. Zelicovsky’s executive position as BOS’ President, he does not receive a director’s fee.

Thank you for your support to date as we executed a difficult turnaround and returned BOS to growth. We hope you continue to support our existing board at the upcoming shareholders’ meeting.

We recommend a VOTE:

●	AGAINST RESOLUTION NUMBER 1: removal of current board of directors.

●	AGAINST RESOLUTION NUMBER 2: appointment of Pure Capital’s nominees.